                                             Exhibit 4.10
DESCRIPTION OF SECURITIES
Description of Capital Stock

The following is a summary of the material terms of our Class A common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provisions of our Eleventh Amended and Restated Articles of Incorporation, as amended by the Certificates of Change filed with the Nevada Secretary of State on June 14, 2023, February 14, 2025, and December 16, 2025, and as further amended by the amendment to the Articles of Incorporation approved by the shareholders on August 8, 2025 (collectively, the “Charter”), and our Amended and Restated Bylaws (the “Bylaws”). This description is summarized from, and qualified in its entirety by reference to, the Charter and Bylaws, each of which is filed as an exhibit to this Annual Report on Form 10-K. We encourage you to read our Charter, our Bylaws, and the applicable provisions of the Nevada Revised Statutes.
Authorized Capital Stock
As of December 31, 2025, after giving effect to (i) the 1-for-8 reverse stock split of Class A common stock effected on June 14, 2023, (ii) the amendment to our Articles of Incorporation approved by shareholders on August 8, 2025 to increase the authorized shares of Class A common stock to 25,000,000, (iii) the 1-for-5 reverse stock split of Class A common stock effected on February 14, 2025, and (iv) the 1-for-6 reverse stock split of Class A common stock effected on December 22, 2025, our authorized capital stock consists of 104,166,667 shares, of which 4,166,667 shares are designated Class A common stock, par value $0.0001 per share; 50,000,000 are designated Class B common stock, par value $0.0001 per share; 50,000,000 shares are designated preferred stock, par value $0.0001 per share, of which 250,000 shares are designated as Series A Preferred Stock and 1,586,620 shares are designated as Series B Preferred Stock.
Reverse Stock Splits
During the year ended December 31, 2025, the Company effected two reverse stock splits of its Class A common stock:
1-for-5 Reverse Stock Split. On February 14, 2025, the Company effected a 1-for-5 reverse stock split of its Class A common stock. At the effective time, every five shares of Class A common stock were automatically reclassified into one share of Class A common stock. The authorized shares of Class A common stock were reduced proportionally from 18,750,000 to 3,750,000. No fractional shares were issued; any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Proportionate adjustments were made to outstanding equity awards, warrants, equity incentive plan share pools, and the conversion factor

                                             Exhibit 4.10
of the Company’s convertible preferred stock. The par value remained $0.0001 per share. The Class A common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on February 18, 2025.
1-for-6 Reverse Stock Split. On December 22, 2025, the Company effected a 1-for-6 reverse stock split of its Class A common stock. At the effective time, every six shares of Class A common stock were automatically reclassified into one share of Class A common stock. The authorized shares of Class A common stock were reduced proportionally from 25,000,000 to 4,166,667 (reflecting the increase in authorized shares to 25,000,000 approved by shareholders on August 8, 2025). No fractional shares were issued; any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Proportionate adjustments were made to outstanding equity awards, warrants (resulting in each warrant becoming exercisable for 1/6th of a share of Class A common stock), equity incentive plan share pools, and the conversion factor of the Company’s convertible preferred stock. The par value remained $0.0001 per share. The Class A common stock began trading on a split-adjusted basis on The Nasdaq Capital Market on December 23, 2025. The CUSIP number for the Class A common stock changed to 103197406.
Unless otherwise noted, all share and per share amounts in this description give effect to both the 1-for-5 and 1-for-6 reverse stock splits.
Common Stock
Class A Common Stock
Our Class A common stock is listed on The Nasdaq Capital Market under the ticker symbol “BOXL.”
Voting Rights. Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended and restated.
Dividend Rights. Subject to the rights of the holders of preferred stock, as discussed below, the holders of outstanding Class A common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the board of directors may determine.
Liquidation Rights. In the event of our liquidation or dissolution, the holders of our Class A common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.
Other Matters. The holders of our Class A common stock have no subscription, redemption or conversion privileges. Our Class A common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Class A common stock are fully paid and

                                             Exhibit 4.10
non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.
Class B Non-Voting Common Stock
Our Charter authorizes Class B common stock, although at present we have no Class B common stock issued and outstanding. Our Class B common stock is only available for issuance upon exercise of stock options to be granted to Boxlight Group employees.
Voting Rights. The holders of Class B common stock have no voting rights, other than voting only on such matters as required by law.
Conversion Rights. Upon any public or private sale or disposition by any holder of Class B common stock, such shares of Class B common stock shall automatically convert into shares of Class A common stock.
Preferred Stock
Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The total number of shares of preferred stock authorized for issuance is 50,000,000, par value $0.0001 per share. The authorized number of shares of preferred stock was not affected by the reverse stock splits described above.
Series B Preferred Stock
On October 1, 2025, the Company entered into an agreement to modify the terms of the Series B Preferred Stock as set forth in an Amendment to the Certificate of Designation filed with the Nevada Secretary of State on October 2, 2025. The amended terms, among other things, eliminated the conversion and redemption rights of the Series B Preferred Stock holders and adjusted the dividend accrual rates. As a result of these modifications, the Company classifies the Series B Preferred Stock as permanent equity on its consolidated balance sheet. The holders of Series B Preferred Stock have no voting rights, other than as required by law. As of December 31, 2025, 1,586,620 shares of Series B Preferred Stock are designated and outstanding, each with a liquidation value of $10.00 per share
Series C Preferred Stock
On October 1, 2025, the holders of all 1,320,850 outstanding shares of Series C Preferred Stock converted their holdings into 194,843 shares of Class A common stock (as adjusted for the

                                             Exhibit 4.10
subsequent 1-for-6 reverse stock split, approximately 32,474 shares). As of December 31, 2025, no shares of Series C Preferred Stock remain outstanding.
Governing Documents that May Have an Antitakeover Effect
Certain provisions of our Eleventh Amended and Restated Articles of Incorporation and our Bylaws, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest, change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.
•Our Eleventh Amended and Restated Articles of Incorporation provide that our board of directors has the authority to issue preferred stock in one or more classes or series and fix such designations, powers, preferences and rights and the qualifications thereof without further vote by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Class A common stock.
•Our Bylaws limit the ability to call special meetings of the stockholders to the chairman of the board of directors, the vice chairman of the board, the chief executive officer, the president or a majority of authorized directors. The stockholders have no right to request or call a special meeting and cannot take action by written consent.
•Our Bylaws provide that the removal of a director from the board, with or without cause, must be by affirmative vote of not less than 2/3 of the voting power of our issued and outstanding stock entitled to vote generally in the election of directors (voting as a single class), excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred, is required to remove a director from the Board with or without cause.
We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
TRANSFER AGENT AND REGISTRAR
The Transfer Agent and Registrar for shares of our common stock and preferred stock is VStock Transfer, LLC, Woodmere, New York. Our Transfer Agent and Registrar’s telephone number is (212) 828-8436.